NO ACT

P.E. 10/10/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13002910

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Act: 1934
Section:
Rule: 14a8
Public
Availability: 10-11-13

Patrick G. Quick
Foley & Lardner LLP
pgquick@foley.com

Re: Johnson Controls, Inc.

Dear Mr. Quick:

This is in response to your letter dated October 10, 2013 concerning the shareholder proposal submitted to Johnson Controls by William Steiner for inclusion in Johnson Controls' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Johnson Controls therefore withdraws its September 18, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Raymond A. Be
Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
041515-0176

October 10, 2013

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Withdrawal of September 18, 2013 Notice of Intention to Omit Shareholder Proposal Submitted by William Steiner*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Please refer to my letter dated September 18, 2013, on behalf of Johnson Controls, Inc., a Wisconsin corporation (the "Company"), relating to a shareholder proposal (the "Proposal") that the Company received from Mr. William Steiner (Mr. Steiner, together with his designated proxy, John Chevedden, are referred to in this letter as the "Proponent"). In my September 18, 2013 letter, we requested the staff of the Division of Corporation Finance to concur with our view that, pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Company could properly exclude the Proposal from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders because the Proponent failed to establish the requisite eligibility to submit the Proposal.

I am enclosing a copy of a letter that Mr. Chevedden sent to the Office of the Chief Counsel and the Company on September 25, 2013. In the letter, Mr. Chevedden, whom Mr. Steiner designated to act on his behalf regarding the Proposal, voluntarily withdrew the Proposal. In reliance on the letter from Mr. Chevedden withdrawing the Proposal, we wish to withdraw our request that the staff concur in our position on the Company's ability to exclude the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) under the 1934 Act.

Please do not hesitate to contact me by phone at (414) 297-5678 or by email at pgquick@foley.com if you have any questions relating to this matter.

Very truly yours,



Patrick G. Quick

Attachment

cc: Jerome D. Okarma
Johnson Controls, Inc
John Chevedden, as proxy for William Steiner (w/attachment – via email and Federal Express)
William Steiner (w/attachment – via Federal Express)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Johnson Controls, Inc. (JCI)
Limit Accelerated Executive Pay
William Steiner

Ladies and Gentlemen:

This is in regard to the September 18, 2013 company request concerning this rule 14a-8 proposal. This proposal is now withdrawn.

Sincerely,



John Chevedden

cc: William Steiner

Jerome D. Okarma <Jerome.D.Okarma@jci.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

September 25, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Johnson Controls, Inc. (JCI)
Limit Accelerated Executive Pay
William Steiner

Ladies and Gentlemen:

This is in regard to the September 18, 2013 company request concerning this rule 14a-8 proposal. This proposal is now withdrawn.

Sincerely,



John Chevedden

cc: William Steiner

Jerome D. Okarma <Jeromc.D.Okarma@jci.com>

FOLEY

FOLEY & LARDNER LLP

Securities Exchange Act of 1934/Rule 14a-8

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
041515 0176

September 18, 2013

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Johnson Controls, Inc. Notice of Intention to Omit Shareholder Proposal Submitted by William Steiner*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Johnson Controls, Inc., a Wisconsin corporation (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a proposal and statement in support thereof (together, the "Shareholder Proposal") received by the Company on August 11, 2013 via email from Mr. William Steiner (Mr. Steiner, together with his designated proxy, John Chevedden, are referred to in this request as the "Proponent") accompanied by a cover letter dated August 9, 2013 and signed by Mr. Steiner (the "Cover Letter"). We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Shareholder Proposal from its 2014 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to Mr. Chevedden by email and Federal Express and to Mr. Steiner by Federal Express.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, then a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Shareholder Proposal

The Shareholder Proposal asks the Company's shareholders to approve the following resolution:

> Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

Copies of the Shareholder Proposal and accompanying Cover Letter are attached hereto as Exhibit A.

Basis For Exclusion

As discussed more fully below, we believe that the Shareholder Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8 because the Proponent failed to establish the requisite eligibility to submit the Shareholder Proposal and therefore the Company may exclude the Shareholder Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

Analysis

The Company may exclude the Shareholder Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Shareholder Proposal.

The Company may exclude the Shareholder Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate Mr. Steiner's eligibility to submit the Shareholder Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a



proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that, when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See Staff Legal Bulletin No. 14*, Section C.1.c (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The events relating to the basis for exclusion are as follows:

- The Proponent submitted the Shareholder Proposal to the Company via electronic mail on August 11, 2013. The Cover Letter directed that all future communications regarding the Shareholder Proposal be directed to Mr. Chevedden. The Proponent did not include with the Shareholder Proposal documentary evidence of Mr. Steiner's ownership of the requisite value in shares of the Company's common stock. The Cover Letter stated only: "I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting."
- The Company reviewed its stock records, and those records do not list William Steiner as a record owner of any shares of the Company's common stock.
- The Company advised the Proponent in a notice of deficiency dated August 19, 2013 (the "Deficiency Notice"), which the Company delivered within 14 calendar days of the Company's receipt of the Shareholder Proposal, that Mr. Steiner was not listed as a record owner in the Company's records and that the Cover Letter did not demonstrate his eligibility pursuant to Rule 14a-8(b). The Deficiency Notice also advised the Proponent in detail of the requirements of Rule 14a-8 relating to proof of ownership, how to demonstrate eligibility under Rule 14a-8(b) and that a response to the Deficiency Notice was required to be postmarked, or transmitted electronically, to the Company no later than 14 days after the Proponent's receipt of the Deficiency Notice. The Deficiency Notice was sent to Mr. Chevedden via email and Federal Express to the email address and physical address, respectively, listed in the Cover Letter. In addition, a copy of the Deficiency Notice was delivered via Federal Express to Mr. Steiner at his return address listed in the Cover Letter. Copies of the email, including the Deficiency Notice, and the Federal Express delivery notices are attached to this request as <u>Exhibit B</u>.

- The Company did not receive a response to the Deficiency Notice from the Proponent within the 14 day period required by Rule 14a-8(f). In fact, the Company has received no response to date.

The Proponent, having received a timely and adequate notice of deficiency from the Company, did not submit sufficient verification of his ownership of the Company's securities, and he thus has failed to comply with Rule 14a-8(b). Consequently, the Company may exclude the Shareholder Proposal pursuant to Rule 14a-8(f)(1).

We acknowledge that the Staff in some instances in the past has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the 14 days provided in Rule 14a-8(f)(1). However, the Staff has only done this where the issuer's response contained inadequate information as to how the shareholder could remedy the procedural deficiencies. *See, e.g., Sysco Corp.* (Aug. 10, 2001). In this case, an extension of the response period is not warranted because the Deficiency Notice to the Proponent fully explained that the Proponent was required to provide a written statement from the "record" holder demonstrating beneficial ownership of the requisite number of shares for the requisite period of time, a link to a current list of DTC participants and an indication that a response had to be submitted no later than 14 calendar days from Proponent's receipt of the Deficiency Notice. Thus, the Company's Deficiency Notice provided the Proponent with all relevant information in a timely manner as called for under Rule 14a-8 and the Staff's guidance under Staff Legal Bulletin No. 14F (Oct. 18, 2011). In addition, this is not an instance in which the proponent provided evidence of ownership that was technically deficient; rather, the Proponent has failed to provide any evidence of ownership.

The Staff has consistently permitted companies to omit shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(l) when no proof of proper ownership is submitted by a proponent. *See, e.g., The Procter & Gamble Company* (July 10, 2013) (concurring with the exclusion of a proposal where the proponent failed to respond to a request for documentary support indicating that the proponent had satisfied the minimum ownership requirement under Rule 14a-8(b)); *H&R Block, Inc.* (June 13, 2013) (same); *CBS Corp.* (March 7, 2013) (same); *Discovery Laboratories, Inc.* (April 11, 2013) (same); and *Ball Corporation* (Dec. 17, 2012) (same).

As in the above examples, the Proponent failed to provide any documentary evidence of ownership of shares of the Company's common stock, either with the Shareholder Proposal submission or in response to the Company's timely Deficiency Notice, and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Shareholder Proposal. Accordingly, it is our opinion that the Company may exclude the Shareholder Proposal under Rule 14a-8(b) and Rule 14a-8(f)(l), and we ask for the Staff's concurrence.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me by phone at (414) 297-5678 or by email at pgquick@foley.com.

Very truly yours,



Patrick G. Quick

Attachments

cc: Jerome D. Okarma
Johnson Controls, Inc
John Chevedden, as proxy for William Steiner (w/attachments – via email and Federal Express)
William Steiner (w/attachments – via Federal Express)

Exhibit A

(See attached)

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jerome D. Okarma
Corporate Secretary
Johnson Controls, Inc. (JCI)
5757 N Green Bay Ave
Milwaukee WI 53209
Phone: 414 524-1200
FX: 414-524-2070
FX: 414-524-2077

Dear Mr. Okarma,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

8-9-2013
Date

cc: Sue Christianson <Sue.Christianson@jci.com>

[JCI: Rule 14a-8 Proposal, August 11, 2013]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be more favorably evaluated due to our company's shortcomings in its corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company F in executive pay, D in governance and D in accounting. GMI said our company had a higher shareholder class action litigation risk than 96% of all rated companies. Our company was rated as having Aggressive Accounting & Governance Risk – a higher accounting and governance risk than 89% of companies.

GMI said Johnson Controls' ESG profile showed concerns related to board composition, executive pay, and environmental impacts. Red flags include KeyMetrics related to a failure to have an independent board chairman, an ignored majority vote on a shareholder proposal, excessive golden parachutes and significant shareholder votes against executive pay practices.

Four directors were had 11 to 16 years long-tenure – independence concern. Long-tenured directors made up the majority of three board committees. Each director was held accountable to shareholders only once in 3-years.

CEO Stephen Roell had $21 million in annual pay. Mr. Roell had also accumulated a $28 million pension and was potentially entitled to $21 million in severance. Executive incentive pay was poorly structured. Both short- and long-term incentives were based on annual performance. One-year performance periods are the antithesis of long-term incentive pay. Cash-based long-term incentives did little to link executive performance with long-term shareholder value.

Equity pay given to executives for long-term incentives simply vested over time. Our company did not disclose its specific executive performance targets for upcoming years. The CEO stock ownership guideline of 6-times base salary was too low.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

(See attached)



Shareholder Proposal
Jerome D Okarma to *** FISMA & OMB Memorandum M-07-16 *** 08/19/2013 03:54 PM
Bcc: David P Knaff

Mr. Chevedden:

Please see my letter to Mr. Steiner in response to your email of August 11.

Regards,

Jerry Okarma



Shareholder Proposal (Steiner) - Eligibility Response Letter.pdf

Jerome D. Okarma
Vice President, Secretary
and General Counsel
Johnson Controls, Inc.
Post Office Box 591
5757 N. Green Bay Avenue, Milwaukee, WI 53201-0591
Tel (414) 524-3400 Fax (414) 524-2077


Johnson
Controls

August 19, 2013

VIA FEDERAL EXPRESS & E-MAIL at *** FISMA & OMB Memorandum M-07-16 ***

Mr. William Steiner
c/o Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On August 11, 2013, Johnson Controls, Inc. (the "Company") received via e-mail sent to my address a shareholder proposal and supporting statement from William Steiner entitled: "Limit Accelerated Executive Pay" (such proposal and supporting statement together, the "Proposal"). The cover letter accompanying the Proposal indicates that all communications should be directed to your attention. We appreciate Mr. Steiner's interest in the Company, as we value the feedback of our shareholders and take seriously their input.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), outlines the legal requirements and framework pursuant to which a shareholder may submit such a proposal. As described below, Mr. Steiner's letter does not demonstrate that he satisfies the eligibility requirements set forth in Rule 14a-8(b) that a shareholder must meet to be eligible to submit a proposal, which means that the Company will not include the Proposal in the Company's proxy materials for its 2014 Annual Meeting of Shareholders unless the applicable requirements are met. Enclosed is a copy of Rule 14a-8 for your information.

Under Rule 14a-8(b), to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the shareholder submitted the proposal and continue to hold such securities through the date of the company's annual meeting. If the eligibility requirements under Rule 14a-8(b) are not met, then under Rule 14a-8(f), the company to which the proposal was submitted may exclude the proposal if that company follows certain procedures.

Mr. Steiner's cover letter does not provide any share ownership information, and none of the Company's records indicate Mr. Steiner is a registered holder of the Company's securities. Under Rule 14a-8(b)(2), if Mr. Steiner is not the registered holder of his securities, then Mr. Steiner must prove his eligibility to submit a proposal by submitting to the Company a written statement from the "record" holder of Mr. Steiner's securities (typically a broker or bank) verifying that, at the time he submitted the Proposal, he continuously held the requisite amount of Company stock since at least August 11, 2012 (the date that is one year prior to the date Mr. Steiner submitted the Proposal).

You should note that, to be considered a "record" holder for these purposes, the broker or bank providing a written statement verifying Mr. Steiner's ownership must be a Depository Trust

Company ("DTC") participant or an affiliate of a DTC participant. As of the date of this letter, a list of DTC participants can be obtained at:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Under Rule 14a-8(f), a response to this letter that corrects the deficiencies described in this letter must be postmarked, or transmitted electronically, **no later than 14 days from the date you receive this letter**, to me at the address listed on the letterhead. If the deficiencies described in this letter are adequately corrected in the response sent by that date, then the Company will consider the substance of the Proposal at that time. Please note that, even if Mr. Steiner provides adequate and timely proof of ownership, the Company may still seek to exclude the Proposal from its proxy materials on other grounds in accordance with Rule 14a-8.

If you or Mr. Steiner have any questions concerning this letter, please do not hesitate to contact me at (414) 524-3400.

Once again, we appreciate Mr. Steiner's interest in Johnson Controls.

Very truly yours,



Jerome D. Okarma
Vice President, Secretary and General Counsel

Enclosure

cc: William Steiner (via Federal Express)

*** FISMA & OMB Memorandum M-07-16 ***

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of August 15, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]
